UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer and SkyWest Inc. Sign a Contract for 40 firm E-Jets

Contract also includes additional 60 reconfirmable aircraft and 100 options

São José dos Campos, Brazil, May 21, 2013 – Embraer and SkyWest Inc. (SkyWest) announced a firm order, today, for 40 EMBRAER 175 aircraft. SkyWest will operate the aircraft under a Capacity Purchase Agreement (CPA) with United Airlines. Another 60 firm orders are reconfirmable aircraft, which are subject to SkyWest being awarded CPA agreement contracts with major U.S. airline partners. In addition to that, the agreement includes options for another 100 E175s, taking the total order potential up to 200 airplanes.

The firm orders for the first 40 aircraft will be included in Embraer’s 2013 second quarter backlog. This sale is in addition to the contract signed by Embraer with United Airlines for 30 firm and 40 options for E175 jets.

If all 100 firm orders are exercised, the order has an estimated value of USD 4.1 billion at current list prices, representing one of the most significant orders in each company’s histories. SkyWest plans to configure the E175s in a dual-class 76-seat layout, with the delivery of the first aircraft scheduled for the second quarter of 2014.

“This is truly a milestone order for Embraer. As our largest Brasilia and ERJ operator, SkyWest has now selected the enhanced E-Jet for their fleet, validating their confidence in Embraer and recognizing the tremendous capabilities of the E175 as the best aircraft in its class,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “I’m confident the technologically advanced E175 will become the company’s flagship, bringing greater efficiency to their operations and a higher standard of comfort to their customers.”

SkyWest, based in the U.S. State of Utah, is the largest regional airline group in the world and is the parent company of SkyWest Airlines and ExpressJet Airlines. Both airlines have long histories with Embraer and were early customers for the Embraer EMB 120 Brasilia turboprop aircraft. Over 40 EMB 120 Brasilias continue to fly in the SkyWest Airlines network, primarily in the western United States. ExpressJet Airlines operates 249 aircraft of the ERJ 145 family and is the largest ERJ operator in the world.

Jerry Atkin, Chairman and CEO of SkyWest, said, “We have enjoyed our partnership with Embraer since the 1980s, and now it is extremely rewarding to be placing this significant order for E175s. We are confident the E-Jet will serve our partners and passengers well, with greater cabin comfort and with the best economics in its class.”

As the leader in the 70 to 120-seat segment, Embraer continues to invest in the E-Jets family, which is flown by some 60 airlines from 40 countries. The Company has begun implementing a series of enhancements to the E175, including new wingtips, systems optimization, and

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255 aerodynamic refinements that will lower fuel burn by up to 5%. Longer maintenance intervals and component improvements will increase aircraft productivity and lower maintenance costs. All the SkyWest deliveries will include these enhancements.

More than 150 E175s are currently in service with 12 carriers around the world. Since the E175 has no over wing exits that can restrict seat placement, operators have more flexibility in configuring the aircraft cabin. In addition, the 2,000 nm (3,706 km) range, short field performance and superior hot and high capability make the E175 ideal for the North American network.

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About SkyWest

SkyWest is the holding company for two scheduled passenger airline operations and an aircraft leasing company and is headquartered in St. George, Utah. SkyWest’s scheduled passenger airline operations consist of SkyWest Airlines also based in St. George, Utah, and ExpressJet Airlines, Inc. (“ExpressJet Airlines”) based in Atlanta, Georgia. SkyWest Airlines operates as United Express, US Airways Express, Delta Connection, and American Eagle carriers under contractual agreements with United, Delta Air Lines, Inc. (“Delta”), US Airways, Inc. (“US Airways”), and American Airlines, Inc. (“American”). SkyWest Airlines also operates flights for Alaska Airlines under a contractual agreement. ExpressJet Airlines operates as United Express, Delta Connection, and American Eagle under contractual agreements with United, Delta and American. System-wide, SkyWest serves markets in the United States, Canada, Mexico, and the Caribbean with approximately 3,900 daily departures and a fleet of approximately 750 regional aircraft. Additional information regarding SkyWest can be accessed at www.skywest.com

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets seating up to 120 passengers. The ERJ 145 family includes three models with 37, 44 and 50 seats. Nearly 900 of these aircraft have been delivered to airlines since their introduction in 1996. Four larger aircraft comprise Embraer’s E-Jets family with 70 to 120 seats. The E170, E175, E190, and E195 present clean-sheet, new-generation designs optimized for their capacity segments. They set the standard in their category with advanced engineering, high degree of efficiency, spacious and ergonomic cabins with two-by-two seating, and attractive operating economics. Since entering revenue service in 2004, more than 900 E-Jets have been delivered and are currently flying with over 60 airlines in more than 40 countries in mainline, regional, tour operator, and value carrier applications. www.EmbraerCommercialAviation.com

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer